UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


       Date of Report (Date of earliest event reported): FEBRUARY 13, 2007
                               (FEBRUARY 9, 2007)

                    CHINAGROWTH SOUTH ACQUISITION CORPORATION
             (Exact name of registrant as specified in its charter)

                                 CAYMAN ISLANDS
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                  (State or Other Jurisdiction of Incorporation


                          1818 CANGGONG ROAD, FENGXIAN
                         SHANGHAI CHEMICAL INDUSTRY PARK
                             SHANGHAI, CHINA 201417

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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F:      |X| Form 20-F     [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:                                       [ ] Yes           |X| No

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):                   n/a
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ITEM 8.01     OTHER EVENTS

         On February 9, 2007, ChinaGrowth South Acquisition Corp. (the "Company") consummated the sale of 513,500 units (the "Units") pursuant to the exercise of the over-allotment option the Company granted to the underwriters of the Company's initial public offering ("IPO"). The Units are identical to the Units sold in the IPO and each Unit consists of one share of common stock, $.001 par value per share (the "Common Stock"), and one warrant, each warrant to purchase one share of Common Stock at an exercise price of $6.00 per share. The Units were sold at an offering price of $8.00 per Unit, generating aggregate gross proceeds of $4,108,000.

                          [signature on following page]
























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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 CHINAGROWTH SOUTH ACQUISITION
                                 CORPORATION

Date:  February 13, 2007         By:            /s/ MICHAEL W. ZHANG
                                     -------------------------------------------
                                     Michael W. Zhang, Chief Executive Officer